EXHIBIT 99.1

Fury to Present at Upcoming BMO Global Metals & Mining Conference

TORONTO, Canada – February 24, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that Fury will be participating at the upcoming BMO Global Metals & Mining Conference to be held in-person from February 27th to March 2nd, 2022. Tim Clark, CEO and Director will present on Wednesday, March 2nd at 8:45am ET, which will focus on the advancement of the Eau Claire high-grade gold project located in Quebec. The conference presentation will be available on the Fury website at www.furygoldmines.com.

The BMO Capital Markets Global Metals & Mining Conference connects mining companies with institutional funds, private equity groups, family offices and sector analysts. For more information on this conference visit https://capitalmarkets.bmo.com/en/industries/global-metals-mining/ .

About Fury Gold Mines

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com .

Additional Cautionary Language

No regulatory organization has approved the contents hereof.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, VP, Investor Relations

Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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